EXHIBIT 99.1

Cummins Westport Announces Changes to its Board of Directors  and Management Team

VANCOUVER, B.C., Dec. 01, 2017 (GLOBE NEWSWIRE) -- Cummins Westport Inc. (“CWI”) today announced changes to its Board of Directors and Management in accordance with the terms of the 50/50 Joint Venture Agreement between Cummins Inc. (“Cummins”) (NYSE:CMI) and Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT) (NASDAQ:WPRT). The changes are effective as of January 1, 2018.

Changes to the Management Team are:

  Bart van Aerle has been appointed President of CWI. Mr. Van Aerle is currently Vice President and Managing Director of Prins Autogassystemen BV (“Prins”), a Westport Fuel Systems company headquartered in Eindhoven, the Netherlands.

  Chad Mobley has been appointed Controller of CWI. Mr. Mobley was previously Controller of Central Supply Chain Operations of Cummins.

  Rob Neitzke, President of CWI and Pervez Akhtar, Controller of CWI will be returning to management positions in Cummins and Westport Fuel Systems, respectively.

Board of Directors changes are:

  Lori Thompson, Vice President – Marketing and US Diversity Initiative of Cummins has been elected Chairman of CWI for a three year term.

  Jim Arthurs, Executive Vice President, Electronics of Westport Fuel Systems is stepping down as Chairman of CWI upon the completion of his three year term. Mr. Arthurs will remain on the Board of Directors.

In addition to Ms. Thompson and Mr. Arthurs, the following have been elected to the CWI Board of Directors for a one year term:

  Ashoka Achuthan, Chief Financial Officer, Westport Fuel Systems

  Roe East, Director, Medium Duty/Light Duty Product Management, Cummins

  Timo Lehtiniitty, Controller – Joint Ventures, Engine Business, Cummins

  Jim Mancuso, General Manager, GFI Product Line, Westport Fuel Systems

Dean Cantrell of Cummins and Thomas Rippon of Westport Fuel Systems have stepped down from the Board.

“The Board of CWI would like to sincerely thank Rob Neitzke and Pervez Akhtar for their strong leadership of the business over the past three years,” said Jim Arthurs, Chairman of CWI. “During that period CWI has sold over 23,000 natural gas engines and continued to successfully penetrate key markets including transit buses, refuse collection trucks and on-highway trucks. CWI has developed and is launching a new range of natural gas engines for 2018 that set new standards for performance and reliability while offering near-zero emissions.  The Board would also like to thank Dean Cantrell and Thomas Rippon for their years of service and contribution to CWI.  Their financial and engineering expertise will be missed.”

“We welcome Bart van Aerle, Chad Mobley, Timo Lehtiniitty and Jim Mancuso to their new roles with CWI,” stated Lori Thompson, Chairman-elect. “All of them bring excellent skills and experience to the CWI team and we look forward to continued growth and success of the business.”

About Cummins Westport Inc.
Cummins Westport Inc. designs, engineers and markets 6 to 12 liter spark-ignited natural gas engines for North American commercial transportation applications such as trucks and buses.  Cummins Westport is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Fuel Systems Inc. (NASDAQ:WPRT) (TSX:WPRT), a premier, global company for the engineering, manufacturing and supply of alternative fuel systems and components. www.cumminswestport.com

Inquiries:

Westport Fuel Systems Inc.
Caroline Sawamoto
Manager, Investor Relations & Communications
Phone: 604-718-2046
Email: Invest@wfsinc.com
Web: www.wfsinc.com

Cummins Inc.
Jon Mills
Director - External Communications
Phone: 317-610-4244
Email: jon.mills@cummins.com
Web: www.cummins.com